Sullivan & Worcester LLP                     T 202 775 1200
           1666 K Street, NW                            F 202 293 2275
           Washington, DC 20006                           www.sandw.com


                                          December 6, 2006




VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
                           Met Investors Series Trust
                    (Legg Mason Aggressive Growth Portfolio)
                     -Information Statement on Schedule 14C
                                 CIK 0001126087
                               File No. 811-10183



Ladies and Gentlemen:

     This letter reflects responses to oral comments of Robert Lamont of the staff of the Securities and Exchange Commission (the "SEC"), which were received on November 9, 2006, in connection with the preliminary information statement on
Schedule 14C of Met Investors Series Trust (the "Trust"), relating to its Legg Mason Aggressive Growth Portfolio (the "Portfolio"), which was filed electronically with the SEC via EDGAR on November 3, 2006. The definitive information statement is being filed with the SEC later today.

     Set forth below is each comment and the Trust's response thereto.

1. Comment:  Include Tandy language in the response letter.

   Response: The requested language is included at the end of this letter.

2. Comment:  Please disclose why Janus Capital Management LLC was replaced as investment adviser to the Portfolio.

   Response: The requested disclosure has been added.

3. Comment:  Please add a few reasons why the Trust's Board of Trustees selected ClearBridge Advisors, LLC to be the Portfolio's new adviser.

   Response: The requested disclosure has been added.

4. Comment:  Add a sentence in the beginning of the information statement stating the Portfolio's investment strategy changed in connection with the change in adviser. Also, cross reference the 497 filing disclosing this change.

   Response: The requested disclosure has been added.

5. Comment:  On page 7, the information statement states that the Portfolio may invest in small- and medium-sized companies. Provide a range of the Portfolio's assets, if any, that will be invested in such companies.

   Response: There is not a specific range in which the Portfolio will invest in small- and medium-sized companies. The Portfolio's portfolio management team selects securities on the basis of the securities' growth potential. Consequently, the portion of the Portfolio's assets invested small- or medium-sized companies will depend on this qualitative factor.

6. Comment:  Add a sentence or two explaining the difference between a diversified fund and a non-diversified fund.

   Response: The requested disclosure has been added.

     The Trust acknowledges that:

     1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

     2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

     3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

                                               Very truly yours,

                                               /s/ John L. Chilton
                                               John L. Chilton

Enclosures

cc:      Elizabeth M. Forget
         Robert N. Hickey, Esq.